

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Kimo Akiona
Chief Financial Officer
PlayAGS, Inc.
6775 S. Edmond St., Suite 300
Las Vegas , NV 89118

> **Re: PlayAGS, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 10, 2022**
> **File No. 001-38357**

Dear Mr. Akiona:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

General

1. The concerns raised in the following comments also apply to the corresponding disclosures in your subsequent interim reports. Please address the need for revisions in amendments to both the annual and subsequent interim reports to conform with the accounting and disclosure requirements cited below.

Financial Statements
Note 12 - Commitments and Contingencies, page 97

2. We note that you have not accrued interest, state and local rental taxes that are payable to the state of Alabama, as determined by the Alabama Department of Revenue (ADOR) and communicated to you in January 2021, based on an audit covering the period from May 2016 through August 2019; and that you have similarly not accrued interest, state and local rental taxes that may be payable for subsequent periods.

You explain that you have not a accrued a liability because you "do not believe this loss is probable of payment" and you plan to dispute the matter. However, under FASB ASC 450-20-25-2, you must recognize a loss when information available before the financial statements are issued indicates that it is probable that a liability has been incurred and the amount can be reasonably estimated, notwithstanding intent or ability to pay the liability.

Tell us how you assessed the information that was available in deciding that no accounting would be performed based on the audit results, including descriptions of any instances in which you have previously been relieved of similar audit findings, and of any other information obtained, or actions taken to reverse, overturn, or invalidate these particular audit results prior to your issuance of the financial statements.

Given the uncertainties apparent in your disclosures on pages 18 and 24, referring to the legal and regulatory concerns pertaining to your Native American tribal agreements, stating these "could result in a significant and immediate material adverse effect" on your results of operations, also referring to your assessments of the likelihood of favorable or unfavorable outcomes of examinations by tax authorities, stating that resolution "could materially and adversely affect" your financial condition and results of operations, further disclosure about the interest, state and local rental taxes should be provided to comply with FASB ASC 450-20-50-4 and FASB ASC 275-10-50-8, 9 and 12.

For example, based on the circumstances that you have described, such disclosures may include (i) an estimate of possible loss or range of loss, (ii) an indication that it is at least reasonably possible that a change in the estimate will occur in the near term, and (iii) an explanation that it is at least reasonably possible that future events confirming the fact of the loss or the change in the estimated amount of the loss will occur in the near term.

Please submit the revisions that you propose to address the concerns outlined above, including quantification of the interest, state and local rental taxes that are payable to the state of Alabama in total and for each period subsequent to those covered by the ADOR audit, based on the rationale underlying the audit assessment, and a description of your efforts to reverse, overturn, or invalidate the audit results.

3.   We note that you identify several class action lawsuits filed during 2020 alleging that you and other defendants made materially false and misleading statements concerning, the company's growth, financial performance, financial outlook, accounting for goodwill and intangible assets, and the adequacy of your internal controls over financial reporting; while indicating that you are unable to provide any assurance of the outcome.

Please clarify whether the allegations are limited to the statements that you and the other defendants have made, or whether these also encompass or are focused upon statements that were not made in a timely manner, i.e. the omission of, or failure to disclose, material information about the company's growth and financial performance.

Please modify your disclosures as necessary to more clearly describe the scope and nature of the allegations to comply with FASB ASC 450-20-50-3 and 4(a), and to provide an estimate of the possible loss or range of possible loss, or to include a statement that such an estimate cannot be made, if true, to comply with FASB ASC 450-20-50-4(b).

If such an estimate cannot be made, clarify the extent to which any of the counterparties have quantified damages being sought and specify any such amounts of which you are aware. Please also address the guidance in FASB ASC 275-10-50-6 through 15.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation